Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel  :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 7, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir / Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 regarding approval of the Scheme of Amalgamation and Arrangement

This is further to our letter dated July 29, 2019, informing you regarding approval by Board of Directors of the Company, of the amalgamation of Dr. Reddy's Holdings Limited (“DRHL”) an entity held by the Promoter Group, which holds 24.83% equity shares of Dr. Reddy's Laboratories Limited (“Company” or “DRL”) into the Company by way of and in accordance with a Scheme of Amalgamation and Arrangement under Section 230-232 and any other applicable provisions of the Companies Act, 2013.

In this regard, we would like to inform that the Hon’ble National Company Law Tribunal, Bench at Hyderabad (“NCLT”) has approved the Scheme vide its Order dated April 5, 2022. A copy of the Order, was uploaded on the NCLT website today i.e. on April 7, 2022 as well as on the Company’s website. The Scheme shall come into effect, upon filing of certified true copy of order with the Registrar of Companies.

This disclosure is made pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is for your information.

Thanking You.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC: New York Stock Exchange Inc. (Stock Code: RDY);

NSE IFSC Limited